Exhibit 99.1

JOINT FILING AGREEMENT

The parties listed below agree that the Schedule 13D to which this Agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 1, 2013

TSING DA CENTURY EDUCATION TECHNOLOGY CO., LTD.
By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Director

ZHANG HUI
/s/ Zhang Hui

LIU JUNTAO
/s/ Liu Juntao